UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ N-CSR

For Period Ended: March 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant	DZS Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number):	5700 Tennyson Parkway, Suite 400
City, State and Zip Code:	Plano, TX 75024

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, N-CEN or N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
  PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
DZS Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2024 (the “Q1 2024 10-Q”) within the prescribed time period without unreasonable effort or expense because of the circumstances described below.
As previously reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2023, the Audit Committee of the Board of Directors of the Company, in consultation with the Company’s management, determined that the Company’s previously issued unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2023 (the “Q1 2023 Financial Statements”) should no longer be relied upon and should be restated due to an accounting error relating to revenue recognition with respect to certain customer projects. As a result of this error, the Audit Committee initiated a review of the Company’s accounting for revenue recognition and the extent to which these matters affect the Company’s internal controls over financial reporting (the “Review”).
As previously reported in the Company’s Current Report on Form 8-K filed with the SEC on November 9, 2023, based on preliminary findings, the Audit Committee, in consultation with the Company’s management, determined on November 7, 2023 that the Company’s previously issued audited condensed consolidated financial statements as of and for the year ended December 31, 2022 (the “2022 Annual Financial Statements”), as well as the Company’s previously issued unaudited condensed consolidated financial statements as of and for each of the three months ended March 31, 2022, the three and six months ended June 30, 2022 and the three and nine months ended September 30, 2022 (collectively, the “2022 Interim Financial Statements” and, together with the 2022 Annual Financial Statements, the “2022 Financial Statements” and, together with the Q1 2023 Financial Statements, the “Affected Financial Statements”), should no longer be relied upon and should be restated due to accounting errors in each of the 2022 Financial Statements relating to revenue recognition. Similarly, any previously issued or filed reports, press releases, earnings releases, investor presentations or other communications of the Company describing the Company’s financial results or other financial information relating to the periods covered by the 2022 Financial Statements should no longer be relied upon. In addition, the report of Ernst & Young LLP included in the previously issued 2022 Annual Financial Statements should no longer be relied upon.

As a result of the Review, the Company’s Audit Committee has adopted remediation recommendations, and the Company’s management and Audit Committee have initiated a remediation process to address the errors and issues identified by the Review, including personnel actions, changes to processes and controls regarding revenue recognition and enhancements to accounting resources and training. The Company’s management is leading the efforts to apply the findings of the Review to the remediation and restatement processes.
As the Company has not yet filed its Quarterly Report on Form 10-Q for the three months ended September 30, 2023 (the “Third Quarter 10-Q”), its Quarterly Report on Form 10-Q for the three months ended June 30, 2023 (the “Second Quarter 10-Q”) or its Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Annual Report” and, together with the Second Quarter 10-Q and Third Quarter 10-Q, the “Delinquent Reports”), and because the restatement process remains ongoing, the Company is unable to file its Q1 2024 10-Q at this time.
As previously disclosed, on February 6, 2024, the Company received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, as a result of the Company’s delay in filing its Second Quarter 10-Q and Third Quarter 10-Q, the Company is not in compliance with the timely filing requirement for continued listing under Nasdaq Listing Rule 5250(c)(1). The Company requested a hearing regarding the Staff Determination before a Nasdaq Hearings Panel (the “Panel”), and the Company appeared before the Panel on April 11, 2024. On April 23, 2024, the Panel granted the Company’s request for continued listing on The Nasdaq Capital Market through August 5, 2024 to demonstrate compliance with applicable continued listing standards.
Although the Company cannot at this time estimate when it will file its restated financial statements or the Delinquent Reports, it is diligently pursuing completion of the restatements and intends to make such filings as soon as reasonably practicable, and in any event, on or prior to August 5, 2024.
The description of the restatements and accounting errors above is unaudited and subject to further change in connection with the ongoing completion of the restatements. Accordingly, there can be no assurance as to the actual effects of the restatements or that the Company will not determine to restate any financial statements other than the Affected Financial Statements or with respect to any additional accounting errors.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Misty Kawecki	(469)	327-1531
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes ☒ No

The Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 2023
Quarterly Report on Form 10-Q for the three months ended September 30, 2023
Annual Report on Form 10-K for the year ended December 31, 2023

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, the Audit Committee, in consultation with the Company’s management, determined on June 1, 2023 that the Company’s previously issued Q1 2023 Financial Statements should no longer be relied upon and should be restated due to accounting errors therein relating to revenue recognition. Accordingly, the Company cannot at this time provide an estimate of the anticipated changes in its results of operations for the three months ended March 31, 2024 compared to its results of operations for the three months ended March 31, 2023.

DZS Inc.
(Name of Registrant as Specified in Charter)
 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2024	By:	/s/ Misty Kawecki
Misty Kawecki Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).